Adele P. Maloney Thomas To Call Writer Directly: (212) 446-5903 adele.maloneythomas@kirkland.com	601 Lexington Avenue New York, New York 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

April 1, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561
Attention: Christina Chalk

Re:	GrafTech International Ltd.
PREN14A filed February 25, 2014
Filed by Nathan Milikowsky et al.
File No. 001-13888

Dear Ms. Chalk,

On behalf of our client Nathan Milikowsky (“Mr. Milikowsky”) and Daniel Milikowsky, NM GTI Investments LLC, Daniel Milikowsky Family Holdings, LLC, The Daniel and Sharon Milikowsky Family Foundation, Inc., The Rebecca and Nathan Milikowsky Family Foundation, Karen Finerman, David R. Jardini, Frank A. Riddick III and Carroll R. Wetzel, Jr. (collectively with Mr. Milikowsky, the “Filing Persons”), we are submitting this letter in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated March 11, 2014 with respect to the Schedule 14A (File No. 001-13888) (the “Proxy Statement”) that was filed with the Commission on February 25, 2014. Capitalized terms used in this letter that are not otherwise defined herein have the meanings set forth in the Proxy Statement.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Filing Persons’ response to each of the numbered comments immediately below each numbered comment. Responses with respect to comments regarding information about any of the Filing Persons are based on information provided by such Filing Person, as applicable.

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United States Securities and Exchange Commission
Division of Corporation Finance

In addition, the Filing Persons are hereby filing Amendment No. 1 (the “Amended Proxy Statement”) to the Proxy Statement. The Amended Proxy Statement has been revised to reflect the Filing Persons’ responses to the comments from the Staff and to incorporate certain other updating and conforming changes. All page numbers in the responses below refer to the Amended Proxy Statement, except as otherwise noted. We have enclosed a courtesy package, which includes four copies of the Amended Proxy Statement, which have been marked to show changes from the initial filing of the Proxy Statement.

Preliminary Proxy Statement filed on February 25, 2014

General

1.	On March 11, 2014, Filing Persons in the solicitation including Nathan and Daniel Milikowsky filed presentation materials as an exhibit to a Schedule 13D/A. According to the description of the materials in the amended Schedule 13D, they constitute soliciting materials and should be filed as such. In addition, the disclosure in your proxy statement regarding the facts relating to the solicitation and your plans for GrafTech and the alleged issues with its current management team and operations should be consistent with the presentation and any other proxy materials. As an example only, the presentation materials state that Nathan Milikowsky and “other partners” hold $200,000,000 of GrafTech debt, which is not disclosed in the proxy statement. See our comments below.

Response: The Filing Persons respectfully note that:

•	On March 11, 2014, the Filing Persons’ filed the presentation and Schedule 13D under Schedule 14A as soliciting material under §240.14a-12;

•	The aggregate amount of GrafTech notes held by Save GrafTech is disclosed in the third paragraph of the background section of the proxy statement on page 18. The issuance of such notes to certain members of Save GrafTech and other non-Save GrafTech partners was described on the Company’s 8-K filed on November 30, 2010. The Filing Persons have revised the proxy statement on page 18 to incorporate such 8-K by reference and revised the proxy statement and the presentation to be consistent.

2.	See our last comment above. On a supplemental basis and with a view to further disclosure, please provide supporting materials for the assertions in the presentation materials. These may include cites to publicly filed periodic reports of the issuer, copies of newspaper articles, court papers or other appropriate documentation. It is helpful to send an annotated version of the materials citing to the supporting

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Division of Corporation Finance

materials.

Response: In response to the Staff’s comment, the Filing Persons have filed a revised presentation that includes additional references to relevant supporting materials and have also delivered to the Staff an annotated version of the presentation citing to additional supporting materials.

3.	Please mark the proxy statement as “preliminary.” See Rule 14a-6(e). Response: In response to the Staff’s comment, the Filing Persons have revised the proxy statement by marking it as “preliminary.”

4.	See our last comment above. File a form of proxy similarly marked “preliminary.”

Response: In response to the Staff’s comment, the Filing Persons have filed a form of proxy and marked such form of proxy as “preliminary.”

How do I revoke a proxy?, page 14

5.	Revise to note that a shareholder may also revoke a proxy granted to you by executing a later-dated proxy to GrafTech.

Response: In response to the Staff’s comment, the Filing Persons have revised the above-referenced disclosure on pages 15-16 to clarify that a previously submitted proxy can be subsequently revoked by submitting a later-dated proxy card, regardless of whether such later-dated card is Save GrafTech’s BLUE proxy card or the Company’s WHITE proxy card.

Background of the Solicitation, page 16

6.	Identify each individual member of the “Milikowsy Group.” Note any affiliation with your Nominees, to the extent applicable.

Response: In response to the Staff’s comment, the Filing Persons have updated the above-referenced disclosure by replacing all references to the “Milikowsky Group” with references to the defined term “Save GrafTech.” We note that all of the individual members of “Save GrafTech” are defined in the preamble on page 3.

7.	Here or in “Interests of the Nominees” on page 19, summarize the material terms of the Stockholders Agreement between the Company and the Milikowsky Group. For example, in addition to the standstill provisions and the Board representation

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Division of Corporation Finance

provided in that agreement, describe the registration rights as well as any other material provisions.

Response: In response to the Staff’s comment, the Filing Persons have revised the above referenced disclosure on page 20 to include a description of the relevant terms of the Stockholders Agreement, which description is an abbreviated version of the summary provided in the Company’s 8-K dated November 30, 2010.

8.	Here or in “Interests of the Nominees” on page 19, disclose whether the promissory notes issued by the Company to the Milikowsy Group with aggregate principal amount of approximately $92 million remain outstanding.

Response: In response to the Staff’s comment, the Filing Persons have updated the above-referenced disclosures on page 18 and added additional disclosure on page 24, which both describe that Save GrafTech, Mr. David Jardini and the David R. Jardini 2010 Qualified Annuity Trust Agreement, of which Mr. David Jardini is the Trustee, hold promissory notes with an aggregate principal amount of approximately $127 million, $4.2 million and $2.3 million, respectively, of which the full aggregate principal amount remains outstanding.

9.	Expand the discussion of the “certain letters” exchanged between Nathan Milikowsky and the Company beginning in November 2013. You state that the letters from the Company asserted that the Milikowsky Group was not entitled to designate a nominee to the Board. What were the stated reasons? What was the Milikowsky Group’s response?

Response: In response to the Staff’s comment, the Filing Persons have revised the above-referenced disclosure on pages 18-19 to include additional background.

10.	The disclosure in this section describes Nathan Milikowsky’s prior tenure with GrafTech. Expand to similarly address the tenures of Messrs. Riddick and Jardini. We note the disclosure that Mr. Riddick previously served on the Board of GrafTech from 2004-2010 and that Mr. Jardini was co-founder and President of C/G Electrodes LLC, a company acquired by GrafTech in 2010. (With respect to Mr. Jardini, it is unclear whether he had a role with GrafTech after the acquisition of C/G Electrodes.)

Response: In response to the Staff’s comment, the Filing Persons have revised the disclosure on page 11 to address the prior tenures with GrafTech of Messrs. Riddick and Jardini. Mr. Riddick served as a director of GrafTech from 2004-2010. He has not had a role with GrafTech since 2010. Mr. Jardini was a co-founder and president of C/G Electrodes from 2003 to 2010.

United States Securities and Exchange Commission
Division of Corporation Finance

He did not have a role with GrafTech prior to 2010 and has not had a role with GrafTech since GrafTech acquired C/G Electrodes in 2010.

11.	On page 16, you reference an investigation by a special committee established to investigate possible leaks of information to an investor of GrafTech. Revise to explain any of the Nominee’s role in such an investigation, whether as a target or otherwise, to the extent known. We may have further comment.

Response: In response to the Staff’s comment, the Filing Persons have revised the above-referenced disclosure on page 18 to clarify the Filing Persons role in such investigation.

Arrangements between Save GrafTech and the Nominees, page 18

12.	The second paragraph in this section references a description of the terms and conditions of the Prospective Nominee Agreements but no description or summary is provided. Please revise.

Response: In response to the Staff’s comment, the Filing Persons have revised the above-referenced disclosure on page 22 to include a summary of the terms and conditions of the form of the Prospective Nominee Agreements.

13.	Expand to discuss specifically what your nominees intend to change about the management or operations of GrafTech if elected.

Response: In response to the Staff’s comment, the Filing Persons have revised the above-referenced disclosure on pages 22 to include additional information about what the Filing Persons intend to change about the management and operations of GrafTech.

14.	Refer to our last comment above. In several places in the proxy statement, you state your belief that the Company has underperformed “as a result of factors including, but not limited to, poor oversight by the current Board.” Explain specifically what action or inaction by the current Board was deficient in your view and what you will do differently if your nominees are elected to the Board, including but not limited to any changes in management or business strategy. In addition, explain what other factors besides lack of Board oversight you believe have caused or contributed to the Company’s underperformance and provide appropriate support for your assertions.

Response: In response to the Staff’s comment, the Filing Persons have revised the above-referenced disclosure on page 22 to include additional details with respect to changes in

United States Securities and Exchange Commission
Division of Corporation Finance

management and oversight.

Proposal No. 2: Save GrafTech’s Proposal to Adopt a Resolution to Repeal Certain Provisions of or Amendments to the Bylaws, page 20

15.	The scope of this Proposal must be more clearly defined, such that shareholders know what types of bylaw provisions or amendments would be impacted by its passage and its parameters are understandable to shareholders. For example, what kinds of bylaw amendments would be “inconsistent with or disadvantageous to” the election of the Nominees? To Mr. Milikowsky? Since Mr. Milikowsy is listed separately from the Nominees in this Proposal, does this include bylaw provisions or amendments disadvantageous or “inconsistent” with his personal interest in the Company or his contractual dispute with GrafTech? The parameters of Proposal 2 must be clearly and specifically delineated, such that shareholders understand the scope of the proxy authority being granted. Please revise.

Response: In response to the Staff’s comment, the Filing Persons have amended the disclosure on pages 25-26 to more clearly define the scope of this Proposal. The Proposal will only cover amendments to the bylaws made between September 30, 2012 and the 2014 Annual Meeting and will have no effect on any amendments made after the 2014 Annual Meeting. Mr. Milikowsky is listed separately from the Nominees in this proposal because he alone is the nominating shareholder as required by the Company’s advance notice provisions in its bylaws. However, the Proposal was not designed to be about him or to further any of his interests other than his interest in the election of the Nominees. The disclosure now expressly states that Save GrafTech is not aware of any provision of the Bylaws that would be affected by this Proposal. We have also clarified the disclosure to explain that the Proposal is a preventive measure designed to prevent GrafTech from amending the bylaws in a non-public manner that would alter the election process without providing adequate public notice to shareholders. Such an amendment has the potential to diminish shareholders’ ability to effect corporate change through the proxy process. An example of an amendment that would be disadvantageous to the nominating shareholder and the nominees is a non-public modification to the advance notice requirements for nominating directors. In the event the Board adopts an amendment to the Bylaws prior to the 2014 Annual Meeting and Proposal No. 5 is adopted, any Stockholder, including members of Save GrafTech, could seek to have such provision enforced in court.

16.	Refer to our last comment above. In describing the interests of each Filing Person in this election, you must clearly and specifically describe the effect of this proposal on each Nominee including Mr. Milikowsky. In this regard, you must describe what

United States Securities and Exchange Commission
Division of Corporation Finance

types of provisions could be “disadvantageous” or “inconsistent with” Mr. Milikowsky, such that they would be impacted by this Proposal.

Response: See response above.

17.	If Proposal 2 is adopted, what is its scope going forward? That is, would it cover any future bylaw or bylaw amendment adopted by shareholders from the September 30, 2012 date in perpetuity? Who would determine whether a particular bylaw or bylaw amendment was impacted and therefore void?

Response: In response to the Staff’s comment, the Filing Persons have amended the description of Proposal 2 on page 25 to clarify that the proposal is only for a one-time repeal of amendments to the bylaws that went into effect between September 30, 2012 and the date of the Company’s 2014 annual meeting.

18.	Clarify whether or not Proposal 2 is conditioned on the election of some or all of Save GrafTech’s Nominees. In either case, disclose prominently.

Response: In response to the Staff’s comment, the Filing Persons have updated the above-referenced disclosure on page 25 to disclose prominently that Proposal 2 is not conditioned on the election of some or all of Save GrafTech’s Nominees.

*   *   *   *

In connection with responding to the Staff’s comments, each filing person acknowledges that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Adele Maloney Thomas at (212) 446-5903, Stephen Fraidin at (212) 446-4840 or David Feirstein at (212) 446-4861, each of Kirkland & Ellis LLP.

Sincerely,

/s/ Adele P. Maloney Thomas

Adele P. Maloney Thomas, Esq

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Cc:	Stephen Fraidin David Feirstein